Exhibit 1

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com

PRESS RELEASE

DENISON MINES CORP. REPORTS THIRD QUARTER 2014 RESULTS

Toronto, ON – November 6, 2014… Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) today reported its results for the three months and nine months ended September 30, 2014. All amounts in this release are in U.S. dollars unless otherwise stated.

Highlights

•

Completed summer drilling programs at Wheeler River, Crawford Lake and Bachman Lake in the Athabasca Basin. The summer programs involved 19,126 metres of diamond drilling in 27 drill holes, with a focus on the Company’s recent discovery of high grade uranium mineralization at the Gryphon Zone on the Wheeler River property.

•

At the 60% owned Wheeler River property, a total of 14,937 metres was completed in 20 drill holes during the summer program. All of the drilling occurred at or around the newly discovered Gryphon Zone. The Gryphon Zone was discovered earlier this year with drill hole WR-556, which intersected high grade basement hosted uranium mineralization returning 15.3% U3O8 over 4.0 metres. The highlights from the summer drilling program include drill holes WR-569A, WR-573D1 and WR-574. Drill hole WR-569A intersected a wide zone of alteration and mineralization with several high grade intervals, including 9.41% eU3O8 over 3.7 metres and 5.27% eU3O8 over 5.9 metres. Drill hole WR-573D1 intersected 15.8% eU3O8 over 2.3 metres. Drill hole WR-574 intersected 7.0% eU3O8 over 2.0 metres and 9.8% eU3O8 over 2.5 metres.

•

On August 12, 2014, completed a CAD$15.0 million ($13.7 million) “bought deal” private placement for the issuance of 9,257,500 flow-through common shares at a price of CAD$1.62 per share. The proceeds from the financing will fund the Company’s Canadian exploration activities through to the end of 2015

•

Construction and commissioning activities continued at the McClean Lake mill during the quarter, including the final stages of commissioning of the Hydrogen Mitigation modifications to the leach circuit. On September 8, 2014, the McClean Lake Mill was officially restarted and operators at McClean Lake began leaching McClean Lake ore slurry using the newly commissioned modified leach circuit. Ore from the Cigar Lake joint venture (“CLJV”) was introduced into the mill circuit towards the end of September, leading to the production of the first packaged uranium from CLJV in early October. Production for 2014 is estimated to be up to 600,000 pounds U3O8 for the CLJV and up to 115,000 pounds U3O8 (Denison’s share, 26,000 pounds U3O8) for the McClean Lake joint venture (“MLJV”).

Financial Results

The Company recorded a net loss of $2,820,000 ($0.01 per share) and $27,051,000 ($0.06 per share) for the three months and nine months ended September 30, 2014, compared with a net loss from continuing operations of $45,477,000 ($0.10 per share) and $53,376,000 ($0.12 per share) for the three months and nine months ended September 30, 2013. The net loss for the nine months ended September 30, 2014 includes mineral property exploration expenses of $13,614,000, foreign exchange losses of $8,566,000 and an impairment charge against the Company’s carrying value of mineral property of $1,658,000. During the nine months ended September 30, 2013, the Company recorded an impairment charge of $35,655,000 to reduce the carrying value of the Company’s Mutanga project, located in Zambia, to its estimated recoverable amount.

	Three months ended		Nine months ended
(in thousands, except for per share amounts)	Sept. 30, 2014	Sept. 30, 2013	Sept. 30, 2014	Sept. 30, 2013
Results of Operations:
Total revenues	$2,351	$2,801	$6,883	$7,994
Net income (loss)	(2,820)	(45,477)	(27,051)	(53,376)
Basic and diluted earnings (loss)	(0.01)	(0.10)	(0.06)	(0.12)

(in thousands)	As at Sept. 30, 2014	As at Dec. 31, 2013
Financial Position:
Cash and cash equivalents	$26,508	$21,786
Short term investments	4,516	10,040
Long term investments	785	5,901

Cash, equivalents and investments	31,809	37,727

Working capital	25,443	29,391
Property, plant and equipment	276,238	281,010
Total assets	320,581	330,969
Total long-term liabilities	$37,714	$41,283

Revenue

Revenue from Denison Environmental Services (“DES”) for the three and nine months ended September 30, 2014 was $1,956,000 and $5,263,000 compared to $2,397,000 and $6,750,000 in the same periods in 2013. The decrease in revenue in 2014 was mainly due to a reduction in activity on certain care and maintenance projects, and an unfavourable fluctuation in foreign exchange rates applicable on the translation of Canadian dollar revenues.

Revenue from the Company’s management contract with Uranium Participation Corp. (“UPC”), for the three and nine months ended September 30, 2014, was $395,000 and $1,620,000 compared to $404,000 and $1,244,000 in the same periods in 2013. The increase in revenue is mainly due to commissions earned in 2014, relating to UPC’s purchases of uranium.

Operating Expenses

In Canada, the expansion and modifications at the McClean Lake mill continued through 2014 with the CLJV continuing to pay nearly all of the expenses under the terms of a toll milling agreement. Construction and commissioning of the Hydrogen Mitigation modifications were completed during the third quarter.

On September 8, 2014, the McClean Lake Mill was officially restarted with leaching of McClean Lake ore using the newly commissioned modified leach circuit. The first shipment of high grade ore from Cigar Lake was received at the McClean Lake mill in the first quarter of 2014, followed by a temporary suspension of ore shipments by the CLJV to allow for additional freezing to occur in certain areas of the Cigar Lake mine. Ore deliveries to the mill resumed during the first week of September and high grade ore was introduced into the mill circuit towards the end of September. The first drums of CLJV uranium were packaged in early October.

Denison’s share of operating costs in Canada, for the three and nine months ended September 30, 2014, totaled $140,000 and $397,000 compared to $282,000 and $776,000 for the three and nine months ended September 30, 2013. Operating costs decreased in 2014 primarily due to reductions in expenditures on the Surface Access Borehole Resource Extraction (“SABRE”) program, which is not part of the stand-by costs paid by the CLJV.

In Africa, engineering studies, a metallurgical test work program and environmental programs originally initiated by Rockgate Capital Corp., on the recently acquired Falea project, were completed in the first half of 2014. Operating expenses in Africa for the three and nine months ended September 30, 2014 totaled $127,000 and $1,312,000, and were primarily attributable to the Falea project. Operating expenses in Africa for the three and nine months ended September 30, 2013, by comparison, totaled $24,000 and $105,000.

Operating expenses also include costs relating to DES of $1,764,000 and $4,967,000 for the three and nine months ended September 30, 2014, as compared to $2,117,000 and $6,156,000 for the same period in 2013. DES costs decreased in 2014 mainly due to a reduction in activity at certain care and maintenance sites, and a favourable fluctuation in foreign exchange rates applicable on the translation of Canadian dollar expenses.

Mineral Property Exploration

Denison is engaged in uranium exploration and/or development in Canada, Zambia, Mali, Namibia, Niger and Mongolia. While the Company has material interests in uranium projects in Asia and Africa, the Company is focused primarily on the eastern Athabasca Basin, in Saskatchewan, Canada, with numerous projects covering over 470,000 hectares.

Global exploration expenditures for the three and nine months ended September 30, 2014 were $3,429,000 and $13,614,000, with 92.5% of exploration expenditures being incurred in Canada during the first nine months of 2014, compared to $4,850,000 and $12,061,000 for the three and nine months ended September 30, 2013. The increase in global exploration expenditures in 2014 is mainly due to an increase in exploration activity in Canada offset by declines in exploration activity in Zambia and Mongolia.

In Canada, Denison’s share of exploration spending on its properties totaled $3,099,000 and $12,593,000 for the three and nine months ended September 30, 2014 as compared to $4,295,000 and $10,774,000 for the three and nine months ended September 30, 2013. The winter exploration program commenced in January 2014 and was completed in April 2014. The winter exploration program resulted in the expansion of the zone of higher grade mineralization at Zone A of the Phoenix deposit and the discovery of a new zone of high grade uranium mineralization, named the Gryphon Zone, also on the Wheeler River property. A summer exploration program, focused on the Gryphon Zone, commenced in June 2014 and involved 19,126 metres of diamond drilling in 27 drill holes.

At the Gryphon Zone, a total of 14,937 metres was completed in 20 drill holes during the summer 2014 drill program The highlights from the summer drilling program include drill holes WR-569A, WR-573D1 and WR-574. Drill hole WR-569A intersected a wide zone of alteration and mineralization with several high grade intervals, including 9.41% eU3O8 over 3.7 metres and 5.27% eU3O8 over 5.9 metres. Drill hole WR-573D1 intersected 15.8% eU3O8 over 2.3 metres and WR-574 intersected 7.0% eU3O8 over 2.0 metres and 9.8% eU3O8 over 2.5 metres.

A total of 4,189 metres of drilling was also completed in seven holes at Crawford Lake and Bachman Lake during the summer program. Although no significant mineralization was intersected, the drilling was successful in extending a large zone of sandstone and basement alteration on the CR-2 and CR-5 conductors, roughly along trend to the south of the Millennium deposit. Follow-up drilling is required in this area and is expected to be a priority in 2015.

In Zambia, exploration expenditures of $203,000 and $411,000 were incurred during the three and nine months ended September 30, 2014. During the nine month period, the Company completed geological mapping, geochemical sampling and excavator trenching programs at the Company’s Mutanga project. Significant zones of anomalously elevated radioactivity were encountered, and geochemical results are pending.

In Mali, exploration expenditures of $68,000 and $220,000 were incurred during the three and nine months ended September 30, 2014. Exploration activity during the nine month period has been limited to a modest field program consisting of geological mapping and surficial geochemistry orientation surveys on Denison’s 100% owned Falea project. These programs were completed during the second quarter.

In Namibia, Rio Tinto Mining and Exploration Limited (“Rio”) terminated its option to earn an interest in the Dome project under the provisions of an earn-in agreement between the parties. Rio discontinued activities at the site at the end of February 2014. The Company assumed operatorship of the project and continues to evaluate options for moving forward with the Dome project.

In Mongolia, exploration expenditures on the Company’s Gurvan Saihan joint venture (“GSJV”) properties totaled $42,000 and $332,000 for the three and nine months ended September 30, 2014, compared to $94,000 and $491,000 for the three and nine months ended September 30, 2013. Expenditures in Mongolia during the current year relate primarily to annual license payments required to maintain the GSJV properties in good standing, while the Company continues to explore strategic alternatives regarding its ownership interest in the GSJV. The Company currently has an 85% interest in the GSJV, with Mon-Atom LLC holding the remaining 15% interest.

General and Administrative

General and administrative expenses totaled $1,535,000 and $6,041,000 for the three and nine months ended September 30, 2014 compared with $1,965,000 and $5,917,000 for the three months and nine months ended September 30, 2013. These expenses consist primarily of payroll and related expenses for personnel, contract and professional services, stock option expense and other public company expenditures. General and administrative expenditures for the nine months ended 2014 were comparable to the same period in 2013.

Impairment – Mineral Properties

During the first quarter of 2014, the Company allowed some of its land holdings, obtained through the acquisition of JNR Resources Inc. in 2013, to lapse. The Company has recognized an impairment charge of $1,658,000 to reflect the abandonment of these holdings. During the third quarter of 2013, the Company recorded an impairment charge of $35,655,000 to reduce the carrying value of the Company’s Mutanga project, in Zambia, to its estimated recoverable amount.

Other Income and Expenses

The Company recognized other income of $1,406,000 and other expenses of $8,005,000 for the three and nine months ended September 30, 2014. This compares with other expenses of $3,274,000 and $2,874,000 for the three and nine months ended September 30, 2013. The difference during the comparable nine month period is primarily due to an increase in foreign exchange losses, partially offset by gains on the revaluation of investments to fair market value, gains on sale of land holdings in Canada, and a gain recognized on the receipt of $229,000 from Strateco Resources Inc. (“Strateco”) in accordance with an option agreement with that allows Strateco to earn up to a 60% interest in Denison’s Jasper Lake property.

Liquidity & Capital Resources

Cash and cash equivalents were $26,508,000 at September 30, 2014 compared with $21,786,000 at December 31, 2013. The increase of $4,722,000 was primarily due to net cash provided by investing activities and financing activities of $8,652,000 and $14,054,000, respectively, partly offset by net cash used in operations of $16,747,000.

Net cash used in operating activities of $16,747,000 during the nine months ended September 30, 2014 is comprised of a net loss for the period adjusted for non-cash items and changes in working capital items. Significant changes in working capital items during the period include an increase of $1,071,000 in trade and other receivables, offset by an increase of $1,726,000 in accounts payable and accrued liabilities. The increase in accounts payable and accrued liabilities is mainly due to the increase in activity at the McClean Lake mill.

Net cash provided by investing activities of $8,652,000 consists primarily of cash provided by the sale or maturity of investments in debt and equity instruments accounting for $9,529,000, partly offset by $733,000 in cash spent on property, plant and equipment.

Net cash provided by financing activities of $14,054,000 consists primarily of net proceeds received on the issuance of flow-through common shares. On August 12, 2014, the Company closed a CAD$15.0 million ($13.7 million) private placement for the issuance of 9,257,500 flow-through common shares at a price of CAD$1.62 per share. The proceeds will be used to fund the Company’s Canadian exploration programs through to the end of 2015. Other financing activities included the issuance of common shares for stock options and warrants exercised for $946,000 and $304,000, respectively.

The Company maintains a revolving term credit facility (the “Credit Facility”) for CAD$15,000,000. The use of the Credit Facility is restricted to the issuance of non-financial letters of credit and contains a covenant to maintain a tangible net worth of greater than or equal to $150,000,000. At September 30, 2014, the Company is in compliance with the covenants of the Credit Facility, and CAD$9,698,000 of the Credit Facility was being used as collateral for certain letters of credit.

Outstanding Share Data

At November 6, 2014, there were 505,868,894 common shares issued and outstanding, stock options exercisable for 6,225,574 Denison common shares, and warrants exercisable for 1,222,802 Denison common shares for a total of 513,317,270 common shares on a fully-diluted basis.

Outlook for 2014

At the end of the second quarter, the Company modified its outlook for toll milling fees, uranium sales, and development / operating expenses for 2014, as a result of the temporary suspension of mining at Cigar Lake. At the end of the third quarter, the Company’s outlook for exploration expenditures, toll milling fees, uranium sales, and development / operating expenses has been further refined, with the Company having completed substantially all of its 2014 exploration program and the commencement of processing of Cigar Lake ore at the McClean Lake mill.

(in thousands)	Previous Budget 2014 (1)	Current Outlook 2014 (1)	Actual to Sept. 30, 2014 (3)
Canada (2)
Mineral sales	$1,155	$–	$–
Toll milling fees	850	194	–
Exploration	(14,276)	(13,819)	(13,030)
Development/operations	(1,564)	(964)	(410)

	(13,835)	(14,589)	(13,440)
Africa
Mali	(2,000)	(1,950)	(1,773)
Zambia	(1,830)	(1,565)	(1,252)

	(3,830)	(3,515)	(3,025)
Asia
Mongolia	(962)	(1,321)	(1,157)

	(962)	(1,321)	(1,157)
Services and Other (2)
Management fees and commissions	1,996	1,996	1,513
Environmental services	604	604	401
Corporate general and administration	(4,433)	(5,079)	(4,173)

	(1,833)	(2,479)	(2,259)

Total	$(20,460)	$(21,904)	$(19,881)

(1)	Only Denison’s material operations are shown in the above table.
(2)

Budget figures have been converted using a US$ to CAD$ exchange rate of 0.95. Current outlook figures reflect actual exchange rates from the translation of CAD$ denominated transactions during the first nine months of the year.

(3)

The Company budgets on a cash basis. As a result, the Actual figures represent a non-GAAP measure estimating cash spending. The differences between Actual spend and GAAP are as follows: (1) Actual includes exploration expenditures of $463,000 funded by the Company, on the behalf of a project partner, that are not recorded in exploration expenses in the year; (2) Actual does not include non-cash depreciation and amortization amounts of $991,000; (3) Actual does not include stock based compensation of $620,000; and (4) Actual includes expenditures that were absorbed to the balance sheet of $1,208,000.

Canada

Mineral Property Exploration

All field activities for 2014 are now complete and the results are being compiled and interpreted. Annual assessment reports are being written, and planning is well under way for the 2015 exploration season, which will begin with winter programs starting in January after freeze-up in northern Saskatchewan. The Company’s current outlook for 2014 reflects a reduction in exploration spend as a result of a slight reduction in exploration activities planned for the summer program and a favourable movement in foreign exchange rates on CAD$ denominated expenditures incurred during the nine months ended September 30, 2014.

Development/Operations

At McClean Lake, production for 2014 is estimated to be up to 600,000 pounds U3O8 for CLJV and up to 115,000 pounds U3O8 for MLJV. The decision by CLJV to delay mining has resulted in a portion of the toll milling revenue originally expected during the second half of 2014, from processing Cigar Lake ore at the McClean Lake mill, to be deferred to 2015. Denison’s share of operating and capital expenditures at the mill in 2014 are estimated to be $642,000. The Company’s share of uranium production from McClean Lake ore is expected to be up to 26,000 pounds U3O8 and will be available for sale in 2015.

Due to low uranium prices, the Midwest and McClean underground projects will continue to remain on stand-by to the end of 2014. Total expenditures on these projects are estimated to be $438,000 (Denison’s share, $110,000). While significant milestones were achieved by the MLJV in the development of the SABRE mining technology in 2012 and 2013, a decision was made by the joint venture to put this program on stand-by. During the year, the MLJV reprioritized program activities and budgets to include the removal and transport of fine uranium-bearing material from the SABRE site recirculation pond to the McClean Lake mill for processing in 2014. As a result, SABRE expenditures in 2014 are estimated to be $858,000 (Denison’s share, $193,000).

International

On its wholly owned Mutanga project in Zambia, the Company is compiling the results of the geological mapping, geochemical, and trenching programs to develop plans for 2015.

On its wholly owned Falea project in Mali, the Company is considering future plans for continuing geological and geophysical field programs, in an effort to locate additional mineralization.

In Mongolia, the majority of 2014 expenditures are related to license fees required to maintain the property. Other costs are connected with the Company’s strategic review efforts. The increase in expenditures is due to the strategic review lasting longer than expected.

Other Activities

Revenue from operations at DES is estimated at $6.7 million and operating expenses are forecasted to be $6.1 million for 2014. Capital expenditures and reclamation funding are projected to be $594,000.

Management fees and commissions are generated from Denison’s management services agreement with UPC.

Corporate general and administration expenses include all head office wages, benefits, office costs, public company expenses, legal, audit and investor relations expenses. Corporate general and administration expenses are now forecasted to be $5.1 million due to an increase in projected expenditures related to the Company’s recent merger and acquisition activities, incurred during the year, which were not previously budgeted.

Qualified Person

The disclosure of a scientific or technical nature regarding Denison’s properties in this press release was prepared by or reviewed by Steve Blower, P. Geo., the Company’s Vice President, Exploration, and Terry Wetz, P.E., the Executive Director of the GSJV, who are Qualified Persons in accordance with the requirements of NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 14, 2014 available at http://www.sedar.com, and its Form 40-F available at http://www.sec.gov/edgar.shtml.

Additional Information

Denison’s consolidated financial statements for the nine month period ended September 30, 2014 and related management’s discussion and analysis are available on Denison’s website at www.denisonmines.com or under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

About Denison

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Mali, Namibia and Mongolia. Including the high grade Phoenix deposit, located on its 60% owned Wheeler project, Denison’s exploration project portfolio consists of numerous projects covering over 470,000 hectares in the eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J Zone deposit on the Waterbury property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, a 90% interest in the Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the GSJV in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its DES division and is the manager of UPC, a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

Ron Hochstein	(416) 979-1991 ext 232
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the likelihood of completing and benefits to be derived from corporate transactions; the estimates of Denison’s mineral reserves and mineral resources; expectations regarding the toll milling of Cigar Lake ores; capital expenditure programs, estimated exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium (“U3O8”); possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; and receipt of regulatory approvals, permits and licences under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed under the heading “Risk Factors” in Denison’s Annual Information Form dated March 14, 2014 available at www.sedar.com, and in its Form 40-F available at www.sec.gov/edgar.shtml.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.